Exhibit 99.4

Depositary's Form of Proxy Card

ISSUES PRESENTED FOR CONSIDERATION BY WAY OF POSTAL BALLOT

INFOSYS LIMITED

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 11:59 PM EST on March 23, 2016.

MAIL - Sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 1:00 PM March 24, 2016.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

THE FOLLOWING PROXY CARD RELATES TO THE PASSING OF RESOLUTIONS BY WAY OF POSTAL BALLOT BY THE EQUITY SHAREHOLDERS OF INFOSYS LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00033303300000000000 6 040316

ISSUES PRESENTED FOR CONSIDERATION BY WAY OF POSTAL BALLOT.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Special Resolutions

	FOR	AGAINST	ABSTAIN
1. Approval of 2015 Stock Incentive Compensation Plan and grant of stock incentives to the eligible employees of the Company under the plan.	☐	☐	☐
2. Approval of the 2015 Stock Incentive Compensation Plan and grant of stock incentives to the eligible employees of the Company's subsidiaries under the Plan.	☐	☐	☐
3. Reappointment of Prof. Jeffrey S Lehman, as an Independent Director.	☐	☐	☐

Ordinary Resolutions

	FOR	AGAINST	ABSTAIN
4. Appointment of Dr. Punita Kumar Sinha, as an Independent Director.	☐	☐	☐
5. Reappointment of Dr. Vishal Sikka, Chief Executive Officer and Managing Director.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____ Date: ____ Signature of Shareholder ____ Date: ____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.